FIRST QUARTER RESULTS 2002

PRE-TAX INCOME FROM CONTINUING OPERATIONS +75%

NET INCOME-GROUP SHARE +18.9%

Paris 6 May, 2002

Provimi (listed on the Euronext *Premier Marché* in Paris, member of SBF120 and MidCAC), one of the global leaders in the animal nutrition business, today announced its results for the first quarter ended March 31, 2002. Sales were EUR 346.4 million, a marginal decline on the comparable period of 2001. Pre- tax income from continuing operations was EUR 14.9 million, an increase of 75.3 % compared to the first quarter of 2001 whilst net income-group share rose by 18.9% to EUR 4.4 million compared to EUR 3.7 million in the equivalent period last year.

Key figures at 31 March, 2002 (in EUR millions)
(Unaudited)

Key figures (millions of Euros)	**3 months to 31/3/02**	**3 months to 31/3/01**	Change
Net Sales	346.4	351,6	*-1.5%*
Operating income	22.7	19,9	*+14.1%*
Net financial result	(7.8)	(11,4)	*-31.6%*
Pre-tax income from continuing operations	14.9	8,5	*+75.3%*
Net income group share	4.4	3,7	+18.9%

Gearing	**31/3/02**	**31/12/01**
Shareholders equity	542.5	536.1
Net financial debt	495.9	471.9
Gearing	0.91	0.88

- **Sales** reported a marginal decline of 1.5% versus the first quarter of 2001. Overall tonnage remained constant. However, sales values in Central and Eastern Europe were marginally lower reflecting a decline in raw material prices, although this was partially offset by strong growth in Pet Food sales. Moreover, Provimi reduced or eliminated stakes in several low-margin feeding contracts, which translated in lower sales in the US and in the EU.

- **Operating income** increased by 14.1% versus the first quarter of 2001. Operating margins improved during the first quarter to 6.6%, from 5.7% in the comparable period in 2001. Principal reasons for the improvement were in the USA where increased tonnage, better product mix, cost efficiencies from the previously announced restructuring programme combined with a stronger dollar generated an increase of 14.3% in operating profit. In addition, profits in the EU improved significantly due to the elimination of unprofitable contracts which had affected results in 2001.

- **Pre-tax income from continuing operations** improved by 75.3% to EUR 14.9 million compared to EUR 8.5 million in the comparable period of 2001.

- **Net income – group share** amounted to EUR 4.4 million, an increase of 18.9 % compared to EUR 3.7 millions for the equivalent period in 2001.

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REVIEW BY BUSINESS SEGMENT

Geographic split (millions of EUR)	Sales			Operating Income		
Quarter 1	31/3/02	31/3/01	Δ	31/3/02	31/3/01	Δ
USA	59.3	63.1	(6.0)%	4.8	4.2	*+14.3%*
France	39.1	37.0	+5.7%	3.2	3.6	*(11.1)%*
Rest of EU	108.0	111.3	(3.0)%	3.7	0.3	*>100%*
CEE	94.5	97.9	(3.5)%	8.3	8.7	*(4.6)%*
Rest of World	45.5	42.3	+7.6%	2.7	3.1	*(12.9)%*
Total	**346.4**	**351.6**	**(1.5)%**	**22.7**	**19.9**	**+14.1%**

USA (millions of EUR)

Quarter 1	31/3/02	31/3/01	Δ
Net Sales	59.3	63.1	(6.0)%
Operating income	4.8	4.2	+14.3%
Operating margin %	8.1	6.7	

Operating margins reacted favourably to a selected reduction in our participation in low margin feeding contracts. In addition, the results of the recent plant and organisational restructuring have begun to contribute to profit growth

France (millions of EUR)

Quarter 1	31/3/02	31/3/01	Δ
Net Sales	39.1	37.0	+5.7%
Operating income	3.2	3.6	(11.1)%
Operating margin %	8.2	9.7	

The principal reason for the margin decline is due to the impact of Sofrada, a fish feed company acquired in April 2001 for whom the first quarter is traditionally the low season.. In addition, there are unfavourable market conditions in swine and poultry.

Rest of EU (millions of EUR)

Quarter 1	31/3/02	31/3/01	Δ
Net Sales	108.0	111.3	(3.0)%
Operating income	3.7	0.3	>100%
Operating margin %	3.4	0.3	

Operating profits increased importantly due to the return to more normal market conditions in The Netherlands following the impact of BSE in Quarter 1 2001, as well as the elimination of unprofitable contracts in Belgium. Excluding the latter, sales for the sector would have increased by 1.5%. Apart from fish feed, almost all other businesses recorded an increase in operating profit.

CEE (millions of EUR)

Quarter 1	31/3/02	31/3/01	Δ
Net Sales	94.5	97.9	(3.5)%
Operating income	8.3	8.7	*(4.6)%*
Operating margin %	8.8	8.9	

Sales in the region were down due to a slower than anticipated start to the year in Poland where demand for complete feed was lower due to low prices of broiler meat. The performance in Russia was temporarily impacted by the introduction of additional import regulations.

Rest of World (millions of EUR)

Quarter 1	31/3/02	31/3/01	Δ
Net Sales	45.5	42.3	+7.6%
Operating income	2.7	3.1	*(12.9)%*
Operating margin %	5.9	7.3	

As in Europe, the fish feed business of Alitec in Chile suffered from a decline in profits due to relatively higher raw material costs. Without this, profits for this sector would have increased by 25%, in excess of sales growth. This positive trend was reinforced by the acquisitions in Australia in July 2001.

- Total net financial debt was EUR 495.9 million at 31 March 2002.The **gearing** at 31 March 2002 stood at 0.91(versus 0.88 at 31 December 2001). The principal reason for the increase in net debt was due to seasonal working capital requirements as in previous years.

Operational Highlights for the first quarter of 2002.

- Further acquisitions were realised in Belgium, Germany and China/Vietnam with the acquisitions respectively of Comptoir de Gives (specialties), Sanogold (premix) and Peter Hand (premix & specialties). These businesses will be consolidated in quarter 2.
- Premix sales (27% of total sales) were up by 5%, influenced by the US results noted earlier
- Complete feed sales (21% of total sales) were down by 15% due to a slower than anticipated start to the year in Poland.
- Specialties sales (26% of total sales) increased by 8% due to strong performances in India, Ireland, The Netherlands and Spain.
- Fish feed sales grew by 10% versus first quarter 2001 and represented thus 7% of total sales. Sales prices were increased during the quarter to partially compensate for higher raw material costs. It is not expected that prices will return to normal levels until the end of the year, but Provimi continues to believe that this activity has attractive growth prospects
- Pet food sales (6% of total sales) reported a growth of 28% partially due to the acquisition of Mika-a spol in 2001 but also to organic growth in the Czech Republic and exports from The Netherlands.
- Investment in new capacity continued in Denmark and Chile (fish feed) and in the Czech Republic (petfood) where Bohemia Safari started up a second production line in February
- Expansion of R & D facilities in India came into operation in February, with the inauguration of a research farm of Vetcare in Bangalore (India).

Outlook for 2002

During the second quarter, Provimi will complete the acquisition of the minority stakes in Nutron in Brazil and Alitec in Chile. Both companies are expected to expand rapidly in future years.
Provimi is confident that it will exceed double-digit-growth in operating profit and net earnings on a full year basis. This is taking into account the impact of restructuring measures announced in 2001, such as in the USA, and the elimination of costs associated with the demerger from EBS. These positive developments could be partially offset by a delay in recovery in fish feed margins

For further information, please contact:

Steven Maisel
Investor and Corporate Relations
Tel: + 33 (0) 141 43 10 41
Port : + 32 (4) 77 235 312
E:mail smaisel@nl.provimi.com

Tarik Dali
Press Relations
Tel:+ 33 1 40 70 11 89
dali@dgm-conseil.fr

Adrian Steed
Chief Financial Officer
Tel:+ 33 (0) 141 43 10 40
asteed@nl.provimi.com

This press release can be downloaded from the Group's website: http://www.provimi.com
Forthcoming key dates:

10 July 2002:	Payment of dividend for 2001
9 September 2002	Half-year results at 30 June 2002:

The Provimi group is active world-wide in all types of animal nutrition and is a leader in all markets where it is present.. Provimi has 77 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support to all species (including ruminants, poultry, swine, fish and pet food.). It employs over 6.600 people and had sales in 2001 of EUR 1.5 billion.